Amendment No. 2 to Schedule TO

SC TO-I/A AMENDMENT NO. 2 TO SCHEDULE TO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

AMENDMENT NO. 2

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST AMERICAN CAPITAL CORPORATION

(Name of Subject Company (Issuer))

FIRST AMERICAN CAPITAL CORPORATION

(Names of Filing Person (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

31848M102

(CUSIP Number of Class of Securities)

William R. Morton, Jr.

Chief Financial Officer and Treasurer

First American Capital Corporation

1303 SW First American Place

Topeka, Kansas 66604

(800) 642-1872

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

With a Copy To:

Gregory G. Johnson, Esq.

Bryan Cave LLP

3500 One Kansas City Place

1200 Main Street

Kansas City, Missouri 64105

(816) 374-3200

Fax: (816) 374-3300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000	$100

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the $500,000 maximum aggregate purchase amount of common stock in the offering.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$100	Filing Party:	First American Capital Corporation

Form or Registration No.:	Schedule TO	Date Filed:	March 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

INTRODUCTION

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 2, 2007, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on March 20, 2007 (collectively, the “Schedule TO”), relating to the offer by First American Capital Corporation, a Kansas corporation (“First American” or “Company”), to purchase up to $500,000 in aggregate value of shares of its common stock, par value $0.01 per share, at a price per share not greater than $1.72 nor less than $1.50, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2007 (the “Offer to Purchase”), in the related Letter of Transmittal (the “Letter of Transmittal”) and the Supplement dated March 20, 2007 to the Offer to Purchase which, together with any supplements and amendments thereto, collectively constitute the “Offer.”

The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

The Company amended the cover page of the Offer to Purchase in the second paragraph under Amendment No. 1 to replace the second sentence and insert a new sentence after the second sentence. See numbered paragraphs 1 and 2 of Amendment No. 1 amending the Offer to Purchase. The Company should have amended the third sentence of the second paragraph of the cover page of the Offer to Purchase and inserted a new sentence after the third sentence. Accordingly, the Company hereby replaces the second paragraph of the cover page of the Offer to Purchase, as amended to date, with the following:

“We are offering to purchase up to $500,000 in aggregate value of shares of our Common Stock in the Offer. On the terms and subject to the conditions of the Offer, we will determine a single share price, not greater than $1.72 nor less than $1.50 per share, net to the seller in cash, less any applicable

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withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares tendered and the prices specified by the tendering stockholders. The maximum number of shares that we will purchase in the Offer is 333,333. The minimum number of shares we will purchase in the Offer is 290,698. After the Offer expires, we will look at the prices chosen by tendering stockholders within the price range specified and we will select for acceptance (subject to proration, as discussed below) those tendered shares with the lowest tender price first and then those tendered shares with increasing tender prices (in multiples of $0.05 above $1.50 to $1.70 and up to $1.72), up to a tender price level at which the product of the number of all such selected tendered shares, multiplied by the highest tender price at which such shares are so selected, first equals or exceeds $500,000. All shares we acquire in the Offer will be acquired at the same determined price per share regardless of whether the stockholder tendered at a lower price. If holders of more than $500,000 in aggregate value of shares properly tender their shares at or below the determined price per share, we will purchase shares tendered by such holders, at the determined price per share, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, determined by dividing the remaining number of shares to be purchased by the Company in the Offer by the number of all shares tendered, from all other stockholders who properly tendered shares at or below the purchase price.”

The Supplement dated March 20, 2007 to the Offer to Purchase is hereby amended and supplemented as follows:

In the first sentence of the first paragraph under the subsection titled “Conditions of the Offer” of the Supplement, the phrase “prior to the time of payment for any shares” is hereby deleted and replaced with the following:

“prior to the Expiration Date”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2007	FIRST AMERICAN CAPITAL CORPORATION

/s/ ROBERT D. ORR
Robert D. Orr
Chairman of the Board, President and Chief Executive Officer

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